Exhibit 99.1

C3IS INC. ANNOUNCES REVERSE STOCK SPLIT

To be effective April 12, 2024

Aiming to meet the minimum bid price requirement for maintaining listing on Nasdaq

ATHENS, GREECE – April 10, 2024 – C3IS INC. (the “Company”) (Nasdaq: CISS) today announced that its board of directors has determined to effect a one-for-one hundred (1-for-100) reverse stock split of the Company’s common stock, par value $0.01 per share.

The reverse stock split will take effect at 11:59 pm Eastern Time on April 11, 2024, and the Company’s common stock will begin trading on a split-adjusted basis on The Nasdaq Capital Market as of the opening of trading on April 12, 2024. The CUSIP number of Y18284 201 will be assigned to the Company’s common stock when the reverse stock split becomes effective.

When the reverse stock split becomes effective, every one hundred (100) of the Company’s issued shares of common stock will be combined into one issued share of common stock, without any change to the par value per share. This will reduce the number of outstanding shares of common stock from approximately 195.3 million shares to approximately 1.953 million shares. The Company’s outstanding warrants and Series A Convertible Preferred Stock will be proportionately adjusted to increase the exercise price and reduce the number of shares issuable upon exercise. With respect to the Company’s Class B Warrants and Class C Warrants, the exercise price and number of shares issuable upon exercise will be adjusted further following an adjustment period ending on the fifth trading day after the effective time of the reverse split pursuant to the terms of such warrants.

No fractional shares will be issued in connection with the reverse stock split. Stockholders who would otherwise hold a fraction of a share of common stock of the Company will receive a cash payment in lieu thereof at a price equal to that fraction of a share to which the stockholder would otherwise be entitled, multiplied by the closing price of the Company’s common stock on Nasdaq on April 11, 2024 (as adjusted for the reverse split).

Stockholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the consequence of the reverse stock split reflected in their accounts on or after April 12, 2024. Such beneficial holders may contact their bank, broker, or nominee for more information.

The reverse stock split ratio approved by the board of directors is within the, previously disclosed, range of ratios for a reverse stock split authorized by the stockholders of the Company, within three years of the spin-out of the Company.

On August 24, 2023, the Company received notice from The Nasdaq Stock Market (“Nasdaq”) that it was no longer in compliance with Nasdaq’s continued listing standards because the average closing share price of the Company’s common stock over a consecutive 30 trading-day period had fallen below the requirement to be at least $1.00 per share, and on February 21, 2024, received a notice from Nasdaq granting the Company until August 19, 2024 to regain compliance with this requirement. On March 15, 2024, the Company received a notice from Nasdaq that the Company’s common stock had a closing bid price of $0.10 or less for ten consecutive trading days, through March 14, 2024, and that, consistent with Nasdaq Listing Rule 5810(c)(3)(A)(iii), Nasdaq has determined to delist the Company’s common stock from The Nasdaq Capital Market. The Company appealed Nasdaq’s decision to delist its securities on March 18, 2024, and a hearing has been scheduled for May 14, 2024. The purpose of the reverse stock split is to increase the market price of the Company’s common stock. The Company believes that the reverse stock split will increase the market price for its common stock and cure these deficiencies.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements with respect to the C3IS INC’s ability to regain compliance with Nasdaq’s continued listing standards and remain listed on Nasdaq or other major stock exchange and other statements that are forward looking. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although C3IS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3IS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the strength of world economies and currencies, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-dockings, shipyard performance, changes in C3IS INC’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by C3IS INC. with the U.S. Securities and Exchange Commission.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing dry bulk and crude oil seaborne transportation services. The Company owns three vessels, two handysize dry bulk carriers with a total capacity of 64,000 deadweight tons (dwt) and an Aframax oil tanker with a cargo carrying capacity of approximately 115,800 dwt, resulting with a fleet total capacity of 179,800 dwt. C3is Inc.’s shares of Common Stock are listed on the Nasdaq Capital Market and trade under the symbol “CISS.”

For further information, please contact:

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3is INC.

00-30-210-6250-001

E-mail: info@c3is.pro